Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, "NORTH LOBBY" Survey No. 83/1, Raidurgam Hyderabad – 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter and nine month ended December 31, 2022 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/ Shankar Srinivasan
per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 23213271BGSEFC3320

Hyderabad

January 25, 2023

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2022

			All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations	38,624	48,475	34,303	1,20,498	1,05,035	1,38,864
	b) License fees and service income	172	186	335	3,115	1,799	4,289
	c) Other operating income	180	142	158	472	531	899
	Total revenue from operations	38,976	48,803	34,796	1,24,085	1,07,365	1,44,052
2	Other income	514	1,180	630	5,343	3,673	4,820
	Total income (1 + 2)	39,490	49,983	35,426	1,29,428	1,11,038	1,48,872
3	Expenses
	a) Cost of materials consumed	8,659	6,367	5,078	23,073	20,517	33,784
	b) Purchase of stock-in-trade	4,874	4,391	7,538	14,101	20,335	20,571
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,281)	1,336	(566)	227	(3,339)	(3,896)
	d) Employee benefits expense	7,084	7,101	6,040	20,675	18,257	24,346
	e) Depreciation and amortisation expense	2,388	2,262	2,054	6,865	6,091	8,143
	f) Impairment of non-current assets	10	-	-	10	-	98
	g) Finance costs	28	17	77	143	253	380
	h) Selling and other expenses	12,879	11,580	10,566	35,040	32,353	43,208
	Total expenses	34,641	33,054	30,787	1,00,134	94,467	1,26,634
4	Profit before tax (1 + 2 - 3)	4,849	16,929	4,639	29,294	16,571	22,238
5	Tax expense / (benefit)
	a) Current tax	1,988	2,976	812	6,322	2,952	3,926
	b) Deferred tax	(385)	2,790	416	3,568	1,584	2,080
6	Net profit for the period / year (4 - 5)	3,246	11,163	3,411	19,404	12,035	16,232
7	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	2	2	-	3	2	(45)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(31)	-	-	(31)	-	17
	b) (i) Items that will be reclassified subsequently to profit or loss	1,296	912	201	(2,278)	(123)	832
	(ii) Income tax relating to items that will be reclassified to profit or loss	(551)	(320)	(69)	697	44	(291)
	Total other comprehensive income	716	594	132	(1,609)	(77)	513
8	Total comprehensive income (6 + 7)	3,962	11,757	3,543	17,795	11,958	16,745
9	Paid-up equity share capital (face value Rs. 5/- each)	833	832	832	833	832	832
10	Other equity						1,82,530
11	Earnings per equity share (face value Rs. 5/- each)
	Basic	19.54	67.25	20.55	116.88	72.56	97.85
	Diluted	19.50	67.10	20.51	116.63	72.38	97.58
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

Segment information			All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	6,357	6,452	7,305	18,785	23,786	31,718
	b) Global Generics	34,298	43,829	28,997	1,09,348	86,744	1,16,999
	c) Others	110	106	110	368	1,391	1,590
	Total	40,765	50,387	36,412	1,28,501	1,11,921	1,50,307
	Less: Inter-segment revenue	1,789	1,584	1,616	4,416	4,556	6,255
	Total revenue from operations	38,976	48,803	34,796	1,24,085	1,07,365	1,44,052

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(671)	(869)	(226)	(1,822)	706	384
	b) Global Generics	7,498	19,040	5,312	37,662	15,927	21,871
	c) Others	(97)	(28)	36	(103)	1,031	1,160
	Total	6,730	18,143	5,122	35,737	17,664	23,415
	Less: (i) Finance costs	28	17	77	143	253	380
	(ii) Other un-allocable expenditure / (income), net	1,853	1,197	406	6,300	840	797
	Total profit before tax	4,849	16,929	4,639	29,294	16,571	22,238

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	During the quarter and nine months ended 31 December 2022, an amount of Rs. 435 million and Rs. 2,806 million respectively, representing government grants has been accounted for as a reduction from cost of material consumed.

3	License fee and service income for the quarter ended 30 June 2022 includes:
a. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;
b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.
These transactions pertain to Company’s Global Generics segment.

4	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IND AS 108, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

5	License fee and service income for the year ended 31 March 2022 includes:
a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b) Rs. 390 million towards the sale of two of the Company’s Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;
c) Rs. 1,084 million towards the sale of U.S. and Canada territory rights for ELYXYBTM (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.
The aforesaid transactions pertain to Company’s Global Generics and Others segment.

6	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the quarter and nine months ended 31 December 2022.

7	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the nine months ended 31 December 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

8	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

9	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 25 January 2023.

10	The results for the quarter and nine months ended 31 December 2022 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

Place: Hyderabad Date: 25 January 2023	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director